May 27, 2005

By EDGAR Transmission and by Hand Delivery

Mr. H. Christopher Owings
Assistant Director
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Mail Stop 3 - 4

Re:   TrueYou.com, Inc.
      Amendment No. 2 to Form 10-SB Registration Statement
      File No. 0-51158
      Filed: May 17 , 2005

      On behalf of TrueYou.com, Inc. (TrueYou or the Company), we hereby submit TrueYou's responses to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) set forth in the Staff's letter, dated May 23, 2005, providing the Staff's comments with respect to the above referenced registration statement (the Registration Statement).

      For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of TrueYou. References in this letter to "we," "us" and "our" refer to TrueYou unless the context indicates otherwise.

Competition, page 5

      1. We reissue our prior comment 5. Of the competitors you name, it appears that each is much larger than you. It is inappropriate for you to state that you compete with these companies because their resources and reach are much greater than yours. Therefore, please disclose the names of your competitors who are approximately the same size as you. Also, please disclose your competitive position by directly comparing your size with any competitor that you name. See
            Item 101(b)(4) of Regulation S-B.

      TrueYou Response: We have revised our disclosure under the caption "Competition" so that it now discloses the names of our competitors who are approximately the same size as us. We also compare our competitive position by providing the relative size of our competitors.

Item 5, Directors and Executive Officers, Promoters and Control Persons, page 21

      2. We note your response to our prior comment 9. Please disclose that following Mr. Gelband's and Mr. Bieler's initial directorship election, neither individual has sat for reelection, and neither individual will sit for reelection until your next annual meeting. Also, please disclose when you last annual meeting was held that allowed your shareholders to vote for directors. Further, please disclose when you plan to have your next annual meeting to allow your shareholders to elect directors.

      TrueYou Response: We now disclose that following Mr. Gelband's appointment as a director of the Company by United Network Marketing Services upon our incorporation and following Mr. Bieler's appointment to the board of directors in June 2000 to fill a vacancy on the board, neither individual has sat for reelection, and neither individual will sit for reelection until our next annual meeting. We also now disclose that we have not had any stockholders meetings for the election of directors and that to date all of our directors have either been appointed as directors by the board to fill vacancies that existed on our board or they were appointed as directors by the written consent of a majority in interest of our stockholders. Finally, we now disclose that we intend to have a stockholders meeting each year and that we are planning to have a stockholders meeting before the end of 2005.

Additionally, as requested by the Staff's, we hereby acknowledge the following:

o TrueYou.com, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o TrueYou.com, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.


            If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (212) 688-2808 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

                                              Sincerely,

                                              TRUEYOU.COM, INC..

                                              By:   /s/ Alan Gelband
                                                 -------------------------
                                                    Alan Gelband
                                                    Chief Executive Officer

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